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                 June 9, 2022

       Marshall Fordyce, M.D.
       President and Chief Executive Officer
       Vera Therapeutics, Inc.
       8000 Marina Boulevard, Suite 120
       Brisbane, CA 94005

                                                        Re: Vera Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 3, 2022
                                                            File No. 333-265408

       Dear Dr. Fordyce:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Davis at 202-551-4385 or Christine Westbrook at 202-551-
       5019 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Jodie Bourdet, Esq.